ACT ICA | IAA
SECTION 7, 3(c)(10) / 203(a)
RULE
PUBLIC AVAILABILITY 10/1/9

October 1, 2009
Our Ref. No. 20094281042
Sisters of Mercy of the Americas, Inc.

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated October 1, 2009 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission"): (i) under Section 7 of the Investment Company Act of 1940 (the "Investment Company Act") against certain pooled investment vehicles (consisting of "Program Funds" and "Sponsored Ministry Vehicles," each as described in further detail and defined below) as part of an asset management program (the "Program") operated by the Sisters of Mercy of the Americas, Inc. ("Sisters of Mercy"), if Sisters of Mercy operates such Program in the manner described in your letter without registering any of the Program Funds or Sponsored Ministry Vehicles with the Commission as investment companies under the Investment Company Act; or (ii) under Section 203(a) of the Investment Advisers Act of 1940 (the "Advisers Act") against Mercy Investment Services, Inc., a non-profit public benefit corporation organized under the Missouri Nonprofit Corporation Act (the "Program Manager"), or any of the Program Manager's directors, officers, employees or volunteers acting within the scope of their employment or duties, if the Program Manager and the afore-mentioned individuals engage in the activities described in your letter without registering with the Commission as investment advisers under the Advisers Act.

You also request assurance that the Division of Trading and Markets would not recommend enforcement action to the Commission: (i) under Section 15(a) of the Securities Exchange Act of 1934 (the "Exchange Act") against the Program Manager or any of its directors, officers, employees, or volunteers acting within the scope of their employment or duties, if the Program Manager and the aforementioned individuals engage in the activities described in your letter without registering with the Commission as broker-dealers in accordance with Section 15(b) of the Exchange Act in reliance on the exemption provided in Section 3(e) of the Exchange Act; or (ii) under Section 17A(b) of the Exchange Act against the Program Manager if the Program Manager engages in the activities described in your letter without registering with the Commission as a transfer agent in accordance with Section 17A(c) of the Exchange Act.

Finally, you request assurance that the Division of Corporation Finance, in reliance on your opinion as counsel that the exemption afforded by Section 3(a)(4) of the Securities Act of 1933 ("Securities Act") is available, will not recommend enforcement action to the Commission if the Sisters of Mercy implements the Program in the manner described in your letter without registration under the Securities Act.

Investment Company Act

You contend that none of the Program Funds or Sponsored Ministry Vehicles should be deemed to be investment companies within the meaning of the Investment Company Act. Section 3(c)(10)(A) of the Investment Company Act excludes from the definition of investment company, among others, "[a]ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable or reformatory purposes— (i) no part of the net earnings of which inures to the benefit of any private shareholder or individual; or (ii) which is or maintains a fund described in subparagraph (B)." Such a fund is defined in Section 3(c)(10)(B) of the Investment Company Act as including, among others, "a pooled income fund, collective trust fund, collective investment fund, or similar fund maintained by a charitable organization exclusively for the collective investment and reinvestment of ... (i) assets of the general endowment fund or other funds of one or more charitable organizations . . . " You note that on previous occasions, the staff of the Division of Investment Management has agreed not to recommend enforcement action to the Commission under the Investment Company Act if charitable entities pool their assets in common investment pools without registering the pools under the Investment Company Act, provided that such charitable investment pools make the following representations:[1]

(1) the participants in such common investment pools will not assign, encumber, or otherwise transfer any part of their interests in the common investment pools, except that a participant may pledge its interest in the pooled fund to third party lenders as collateral for loans to fund its charitable and tax-exempt activities subject to specified limitations;[2]

(2) the common investment pool will be organized and operated at all times exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes;

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1 *See American Bible Society*, SEC Staff No-Action Letter (Jun. 1, 2004) ("American Bible Society letter"); *Mercy Investment Program, Inc.*, SEC Staff No-Action Letter (Jun. 12, 2003) ("2003 Mercy letter"); *Daughters of Charity National Health System, Inc.*, SEC Staff No-Action Letter (Apr. 3, 1998) ("Daughters letter"); *National Association of Congregational Christian Churches*, SEC Staff No-Action Letter (Aug. 11, 1995); *American Heart Association*, SEC Staff No-Action Letter (Feb. 26, 1993); *Northeastern Pennsylvania Synod of the Evangelical Lutheran Church in America*, SEC Staff No-Action Letter (May 3, 1988); *Catholic Foundation Investment Trust*, SEC Staff No-Action Letter (Feb. 17, 1983).

2 For a specific discussion of this representation in the context of the Program, *see* 2003 Mercy letter, *supra* n. 1.

(3) no part of the common investment pool's net earnings will inure to the benefit of a private shareholder or individual;

(4) the common investment pool and each participant is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code;

(5) each participant will invest only funds over which it has immediate, unrestricted, and exclusive use, benefit and enjoyment;

(6) participants will not invest assets that are attributable to a retirement plan providing for employee contributions or variable benefits;

(7) certified public accountants annually will prepare a written report on the common investment pool, and will send the report to participants; and

(8) each participant will be informed that the common investment pool is not an investment company registered under the Company Act.

Collectively, these representations are referred to herein as the "Standard Charitable Pool Representations."

You represent that the Program, the Program Funds and the Sponsored Ministry Vehicles will be operated in accordance with each of the Standard Charitable Pool Representations, except that in the interest of preserving the confidentiality of the financial information of each Participant, a Participant will only receive reports prepared by certified public accountants relating to those Program Funds in which such Participant's assets have been invested at any time during the relevant year.[3] You indicate that you believe that this approach is consistent with representation (7) referenced above (the "Audited Report Representation"), but you concede that it is possible to interpret the Audited Report Representation, as stated by the staff in previous no-action letters, to mean that a given participant must receive a single report covering all participating funds, including funds in which such participant is not invested. You contend that the concerns giving rise to the Audited Report Representation are adequately addressed where each Participant receives an annual report audited by a certified public accountant with respect to all Program Funds in which such Participant has invested during the relevant year. We agree.

Based on the facts and representations provided in your letter, we would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act against any of the Program Funds or the Sponsored Ministry Vehicles if Sisters of Mercy operates the Program in the manner described in your letter without

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[3] You represent that the purpose of this limitation is to avoid disclosure of the amounts under management in the Program. You note that each Participant will have the option to invest in a distinct combination of Program Funds, and it is therefore likely that a given Participant will invest in a Program Fund in which other Participants are not invested, and vice versa.

causing the Program Funds or Sponsored Ministry Vehicles to register with the Commission as investment companies under the Investment Company Act. Our position is based particularly on your representations that: (i) the Program will be operated in accordance with the Standard Charitable Pool Representations, except that a Participant will only receive reports prepared by certified public accountants relating to Program Funds in which such Participant's assets have been invested at any time during the relevant year; and (ii) the proceeds of any loan collateralized by a Participant's interest in the Program Funds will be used only for charitable purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code.

Our response expresses our views on enforcement action only, and does not express any conclusions with respect to the interpretive or other legal issues presented. You should note that any different facts or representations may require different conclusions.

Advisers Act

You contend that the Program Manager and its directors, officers, employees, and volunteers acting within the scope of their employment or duties should not be required to register with the Commission as investment advisers under the Advisers Act. Section 203(b)(4) of the Advisers Act provides that the registration requirements of the Advisers Act are not applicable to "any investment adviser that is a charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, or is a trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization whose advice, analyses, or reports are provided only to one or more of the following: (A) any such charitable organization; or (B) a fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940."

You note that, under circumstances substantially similar to those detailed in your letter, the staff of the Division of Investment Management has agreed not to recommend enforcement action to the Commission under section 203 of the Advisers Act based upon representations that: (1) the subject organization is a charitable organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code; and (2) the subject organization will provide investment advice only to participants who are charitable organizations exempt from taxation under Section 501(c)(3) of the Internal Revenue Code.[4] You represent that the Program will be operated in accordance with these representations, and that the facts and circumstances with regard to the Program Manager and its officers, directors, employees and volunteers acting within the scope of their employment or duties are substantially similar to those described in the staff's previous

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4 *See, e.g.*, American Bible Society and Daughters letters, *supra* n. 1.

guidance with respect to this issue. You therefore may rely on the staff's previous guidance with respect to this issue.[5]

Exchange Act

The Office of Chief Counsel of the Division of Trading and Markets has asked us to inform you that it would not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act against the Program Manager and its directors, officers, employees, and volunteers acting within the scope of their employment or duties, if the Program Manager and such individuals engage in the activities described in your letter without registering with the Commission as broker-dealers in accordance with 15(b) of the Exchange Act, in reliance on the exemption provided in Section 3(e) of the Exchange Act. In granting this request, we note in particular your representation that neither the Program Manager nor any of its directors, officers, employees or volunteers will solicit donations to any fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940.[6]

The Office of Clearance and Settlement of the Division of Trading and Markets has asked us to inform you that it would not recommend enforcement action to the Commission under Section 17A(b) of the Exchange Act if the Program Manager engages in the activities described in your letter without registering with the Commission as a transfer agent in accordance with Section 17A(c) of the Exchange Act.

Any different facts or representations may require a different conclusion. This is a staff position regarding enforcement action under Sections 15(a) and 17A only, and does not express any legal conclusions regarding these provisions or any other federal or state laws.

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5 The Division of Investment Management generally permits third parties to rely on no-action letters to the extent that such third party's facts and circumstances are substantially similar to those described in the prior request for a no-action letter. *Informal Guidance Program for Small Entities*, Investment Advisers Act Release No. 1624 (March 27, 1997), at n. 20 and accompanying text.

6 The Office of Chief Counsel of the Division of Trading and Markets will no longer respond to questions in this area regarding the availability of relief from broker-dealer registration in reliance on the exemption provided in Section 3(e) of the Exchange Act unless such questions present novel or unusual issues.

Securities Act

The Division of Corporation Finance has asked us to inform you that, in reliance on your opinion as counsel that the exemption afforded by Section 3(a)(4) of the Securities Act is available, it will not recommend enforcement action to the Commission if Sisters of Mercy implements the Program in the manner described without registration under the Securities Act.

Kyle R. Ahlgren

Attorney-Adviser

BRYAN CAVE

William F. Bavinger
Direct: (202) 508-6037
Fax: (202) 220-7337
wfbavinger@bryancave.com

October 1, 2009

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Douglas Scheidt, Chief Counsel
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sisters of Mercy of the Americas Request for No-Action Letter

Dear Mr. Scheidt:

The Sisters of Mercy of the Americas, Inc., a Maryland nonstock corporation, has authorized us to request on behalf of the Sisters of Mercy of the Americas (the "Sisters of Mercy") a no-action letter confirming that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") would not recommend enforcement action to the Commission (i) under Section 7 of the Investment Company Act of 1940 (the "Company Act") against certain pooled investment vehicles (consisting of "Program Funds" and "Sponsored Ministry Vehicles," each as described in further detail and defined below) established as part of an asset management program operated by the Sisters of Mercy, if the Sisters of Mercy operates an asset management program in the manner described below without causing any of the Program Funds or Sponsored Ministry Vehicles to register with the Commission as investment companies under the Company Act; or (ii) under Section 203(a) of the Investment Advisers Act of 1940 (the "Advisers Act") against Mercy Investment Services, Inc., a nonprofit public benefit corporation organized under the Missouri Nonprofit Corporation Act (the "Program Manager"), or any of the Program Manager's directors, officers, employees or volunteers acting within the scope of their employment or duties, if the Program Manager and the aforementioned individuals engage in the activities described below without registering with the Commission as investment advisers under the Advisers Act. We also request assurance that the Division of Trading and Markets would not recommend enforcement action to the Commission: (i) under Section 15(a) of the Securities Exchange Act of 1934 (the "Exchange Act") against the Program Manager or its directors, officers, employees, and volunteers acting within the scope of their employment or duties, if the Program Manager and the aforementioned individuals engage in the activities described below without registering with the Commission as broker-dealers in accordance with Section 15(b) of the Exchange Act in reliance on the exemption provided in Section 3(e) of the Exchange Act; or (ii) under Section 17A(b) of the Exchange Act against the Program Manager if the Program Manager engages in the activities described below without registering with the Commission as a transfer agent in accordance with Section 17A(c) of the Exchange Act. Finally, we request assurance that the Division of Corporation Finance, in reliance on our opinion as counsel that the exemption afforded by Section 3(a)(4) of the Securities Act of 1933 ("Securities Act") is available, will not recommend enforcement action to the Commission if the Sisters of Mercy implements the Program in the manner described below without registration under the Securities Act.

Facts

The Sisters of Mercy is an order of vowed women religious affiliated with the Roman Catholic Church which is in the process of completing the consolidation and reconfiguration of its 26 religious communities into seven surviving corporations and related entities. The order is planning to create an asset management program (the "Program") for the collective investment and professional management of its endowment and other funds and the funds of certain of its related entities and sponsored ministries (each, a "Participant").

In addition to the seven surviving community corporations and their related entities, Participants would include entities which the Sisters of Mercy refers to as "sponsored ministries" and which carry on charitable activities that the Sisters of Mercy sponsors. For purposes of this letter, a "Sponsored Ministry" is a separately incorporated organization described in Section 501(c)(3) of the Internal Revenue Code with respect to which the Sisters of Mercy (or its delegatee(s)) has the corporate power, through participation on the governing body of such Sponsored Ministry, to approve or veto one or more of the following corporate governance matters: (i) an amendment to the articles of incorporation or bylaws of such Sponsored Ministry; (ii) any corporate merger, consolidation, creation of a subsidiary, liquidation or dissolution of such Sponsored Ministry; or (iii) selection of the distributee of the assets of such Sponsored Ministry upon termination thereof. Sponsored Ministries in some states may participate in the Program by depositing their endowment and other assets with one or more newly-formed fund entities (each, individually, a "Sponsored Ministry Vehicle" and collectively, the "Sponsored Ministry Vehicles") for which the Program Manager would be the administrator and manager. The sole purpose and activity of each Sponsored Ministry Vehicle would be to receive deposits from such Sponsored Ministries and invest such assets in certain of the Program Funds. Accordingly, we believe that each Sponsored Ministry Vehicle would constitute a "fund maintained by a charitable organization exclusively for the collective investment and reinvestment of ... assets of the general endowment fund or other funds of one or more charitable organizations" within the meaning of Section 3(c)(10)(B)(i) of the Company Act.

Each of the seven surviving corporations and their related entities is organized as a nonprofit public benefit corporation whose exempt purpose is to carry on charitable activities with a primary emphasis on the needs of the poor, sick and uneducated. Each Participant, including each Sponsored Ministry, will be a charitable organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), that has been recognized as tax exempt by the Internal Revenue Service either by the issuance of a favorable determination letter or pursuant to the Group Exemption Letter issued by the Internal Revenue Service to the United States Conference of Catholic Bishops currently dated July 28, 2009 (the "Group Exemption Letter"), which states:

> ". . . the agencies and instrumentalities and educational, charitable, and religious institutions operated, supervised, or controlled by or in connection with the Roman Catholic Church in the United States, its territories or possessions appearing in *The Official Catholic Directory* for 2009 are exempt from federal income tax under Section 501(c)(3) of the Code."

Each Participant will be primarily engaged in religious and charitable activities in direct service to a broad class of charitable beneficiaries including the sick, poor or uneducated.

The Program is intended to provide the Participants with economies of scale and the possibility of access to better performing investment managers. The Program will be managed by the Program Manager, which itself is a charitable organization described in Section 501(c)(3) of the Internal Revenue Code, and has been recognized as tax exempt by the Internal Revenue Service pursuant to the Group Exemption Letter. The Program Manager has submitted appropriate documentation to the Roman Catholic Archdiocese of St. Louis, Missouri regarding its relationship to the Roman Catholic Church, and has been advised that it is eligible and will be listed in *The Official Catholic Directory*.

Management and governance of the Program Manager will be vested in a two-tiered governing body consisting of members and a Board of Directors. The members of the Program Manager will consist of members of the Sisters of Mercy. The reserved powers of the members will include the power to (i) elect the Board of Directors of the Program Manager, (ii) amend the articles of incorporation and bylaws of the Program Manager and (iii) in the event of liquidation, designate the charitable organizations to which any net assets of the Program Manager, remaining after the return of the Participant's invested funds, will be distributed. The Board of Directors of the Program Manager will include members of the Sisters of Mercy, chief financial officers of several of the surviving corporations and others with backgrounds in such areas as ethics, social justice, audit, legal, finance, investments, strategic planning and/or communication. The Board of Directors of the Program Manager will approve the principal investment policies of the Program based on the recommendations of its Investment Committee and Social Responsibility Committee, and will oversee the activities of its committees and review the performance and compensation of the Program Manager's chief investment officer. The Board's Investment Committee will include members of the Sisters of Mercy, chief financial officers of several of the surviving corporations and others with backgrounds in such areas as ethics, social justice and/or institutional investing. The Investment Committee will set the investment objectives and strategies of the Program and the funds to be maintained (e.g., a Cash Fund, Balanced Funds, Equity Funds, Fixed Income Funds, and a Community Investment Fund) (each, a "Program Fund") and the criteria for the selection and termination of the investment advisers for the Program Funds, and will monitor the performance of the investment advisers. The Social Responsibility Committee will include members of the Sisters of Mercy, chief financial officers of several of the surviving corporations, and others with backgrounds in ethics, social justice, corporate responsibility and/or community investing. The Social Responsibility Committee will set the Program criteria for socially responsible investing and shareholder advocacy.

The staff of the Program Manager will include a chief investment officer with experience in nonprofit asset management, several social responsibility investment officers and a finance officer. While the

Investment Committee initially will be responsible for the selection and termination of the investment advisers for the Program Funds in accordance with established criteria and policies, over time the chief investment officer may assume greater responsibility for the selection and termination of investment advisers in accordance with such criteria and policies.

All investment decisions with respect to the portfolio securities of the Program Funds will be made by independent investment advisers who are registered under federal or state securities laws, or who are exempt or excluded from such registration requirements, and all transactions in the portfolio securities will be effected by registered broker-dealers, except that several Balanced Funds will invest in certain other Program Funds in a manner specified in advance by the Program Manager without the involvement of independent investment advisers or registered broker-dealers, and investment decisions and transactions for the Community Investment Fund[1] will be made and effected by the Program Manager. Neither the Program Manager nor any of its directors, officers, employees or volunteers will solicit donations to any fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Company Act.

Each Participant will deposit its funds in a custodial account with an institutional custodian, and will be solely responsible for determining the allocation of the funds it has deposited among the various Program Funds. Subject to certain administrative limitations, the Participants will be free to withdraw their funds. The custodian will provide monthly written reports to the Participants. A Participant's sole ownership interest in the Program will consist of its invested assets under management. In the event the Program Manager is liquidated, its articles of incorporation require that any net assets remaining after the return of the Participants' invested funds will be distributable to one or more charitable organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code.

The members of the Board will not be compensated for their services as directors but will be reimbursed for approved out-of-pocket expenses incurred in performing their duties. The Program Manager's expenses, including the compensation of its officers and staff, and the fees and commissions of the independent investment advisers and brokers, will be borne by the Participants on a pro rata basis according to the amounts each has under management in the Program Funds, except that certain Sponsored Ministries may bear a lesser share of the Program Manager's expenses and in each such case the balance will be borne entirely by the community corporation that sponsors such Sponsored Ministry. The Program Manager's chief investment officer and staff will not receive compensation that is transaction-based, performance-based, or based upon amounts invested by the Participants in the Program Funds or the return from the investment of the Participants' funds. The compensation of the Program Manager's chief investment officer and staff will consist of salaries and

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1/ The Community Investment Fund will provide low interest rate loans to other non-profit organizations and community development finance institutions which directly use the proceeds thereof to carry on socially responsible activities and to make loans to underserved businesses and individuals in need of capital; make deposits at below market interest rates in credit unions and other financial institutions which directly use the proceeds thereof to make loans to underserved businesses and individuals in need of capital to stimulate economic development in their communities; and make equity investments in community development financial institutions that promote socially responsible activities and make loans to the underserved or in companies which provide technical assistance to those in need of educational advisory or consulting services for community development.

may include bonuses in amounts determined by the Board of Directors based on subjective criteria reflecting their respective contributions to the achievement of the Program's objectives in areas such as the development and implementation of investment and asset allocation strategies, the selection of investment advisers, the creation of social responsibility investment initiatives, and communications and relationships with Participants.

A Participant may invest in the Program Funds only those assets to which it has immediate, unrestricted, and exclusive use, benefit, and enjoyment, and none of the assets invested may be attributable to a retirement plan providing for employee contributions or variable benefits. No Participant may assign, encumber, or transfer its interest in the Program Funds, except that a Participant would be permitted from time to time to pledge its interests in the Program Funds to third party lenders as collateral for loans to fund its charitable and tax-exempt activities. From time to time the Participants have need of funds to further their charitable and tax-exempt activities. The Program proposes to permit the Participants each to pledge their respective interests in the Program Funds to third-party lenders as collateral for loans for such activities. The Participants' ability to offer their interests as collateral for such loans would provide the Participants with the opportunity to obtain competitive financing for these activities and to obtain the full financial benefit of these assets. The proceeds of such loans would be used exclusively for "charitable" and "religious" purposes within the meaning of Section 3(c)(10) of the Investment Company Act and Section 501(c)(3) of the Internal Revenue Code.

No Participant would be permitted to pledge its interest in the Program Funds to a third party lender unless: (1) in the case of a loan default, the pledged interest would, under the terms of the pledge and Program's governing instruments, automatically liquidate into cash to the extent necessary to pay off the loan; (2) under the terms of the pledge and Program's governing instruments, the investment risk would remain with the Participant; (3) under the terms of the pledge and Program's governing instruments, the lender would at no time have anything other than a security interest in a Participant's interest in the Program Funds; and (4) under the terms of the pledge, the lender would have no right to convert any amount of the loan into an interest in the Program Funds, but rather, would only have the right to the cash proceeds from the automatic liquidation of the pledged interest in Program Funds. If, in the case of a loan default, the value of the pledged interest is less than the remaining amount of the loan, the Participant would remain liable for the deficit. Any excess liquidated amount would be returned to the Participant.

The Participants will be informed that the Program Manager is not registered as an investment adviser under the Investment Advisers Act or as a broker-dealer under the Securities Exchange Act, and that neither the Program Manager nor the Program Funds are registered as an investment company under the Investment Company Act. Independent certified public accountants will prepare a written report on the financial condition and performance of each of the Program Funds, including audited financial statements. Each Participant will receive a copy of the reports with respect to the Program Funds in which the Participant's assets have been invested at any time during the year.

The Program Manager will comply with Section 7(e) of the Company Act with regard to providing Participants a written description of the material terms of the operation of the Program Funds.

Analysis

Company Act

In our opinion, none of the Program Funds or Sponsored Ministry Vehicles should be deemed to be investment companies within the meaning of the Company Act. Section 3(c)(10)(A) of the Company Act excludes from the definition of investment company under the Act, among others, "[a]ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable or reformatory purposes— (i) no part of the net earnings of which inures to the benefit of any private shareholder or individual; or (ii) which is or maintains a fund described in subparagraph (B)." Such a fund is defined in Section 3(c)(10)(B) of the Company Act as including, among others, "a pooled income fund, collective trust fund, collective investment fund, or similar fund maintained by a charitable organization exclusively for the collective investment and reinvestment of ... (i) assets of the general endowment fund or other funds of one or more charitable organizations . . . " We believe that each of the Program Funds and the Sponsored Ministry Vehicles would meet this definition.

On previous occasions, the Staff of the Division of Investment Management has agreed not to recommend enforcement action to the Commission under the Company Act if charitable entities pool their assets in common investment pools without registering the pools under the Company Act in reliance on Section 3(c)(10) of the Company Act, based on representations that: (1) the participants in such common investment pools will not assign, encumber, or otherwise transfer any part of their interests in such common investment pools, except that a participant may pledge its interest in the pooled fund to third party lenders as collateral for loans to fund its charitable and tax-exempt activities subject to specified limitations; (2) the common investment pool must be organized and operated at all times exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes; (3) no part of the common investment pool's net earnings may inure to the benefit of a private shareholder or individual; (4) the common investment pool and each participant must be exempt from taxation under Section 501(c)(3) of the Internal Revenue Code; (5) each participant may invest only funds over which it has immediate, unrestricted, and exclusive use, benefit and enjoyment; (6) participants will not invest assets that are attributable to a retirement plan providing for employee contributions or variable benefits; (7) certified public accountants annually will prepare a written report on the common investment pool, and will send the report to participants; and (8) each participant will be informed that the common investment pool is not an investment company registered under the Company Act. See American Bible Society (pub. avail. Jun. 1, 2004); Mercy Investment Program, Inc. (pub. avail. Jun. 12, 2003) (in 1999, prior to the consolidation and reconfiguration of the Sisters of Mercy's 26 communities, some of the Participants formed Mercy Investment Program, Inc., to create an asset management program for their operating and other assets); Daughters of Charity National Health System, Inc. (pub. avail. Apr. 3, 1998); National Association of Congregational Christian Churches (pub. avail. Aug. 11, 1995); American Heart Association (pub. avail. Feb. 26, 1993); Northeastern Pennsylvania Synod of the Evangelical Lutheran Church in America (pub. avail. May 3, 1988); Catholic Foundation Investment Trust (pub. avail. Feb. 17, 1983). As stated above, the Program, Program Funds and Sponsored Ministry Vehicles would be operated in accordance with these conditions, except that in the interest of preserving the confidentiality of the financial information of each Participant to the extent possible, Participants will only receive reports prepared by certified public accountants with respect to those Program Funds in which their assets have been invested at any time during the year.[2]

While we believe this approach is consistent with representation (7) above (the "Audited Report Representation"), we concede that it is possible to interpret the Audited Report Representation, as stated by the Staff in previous no-action letters, to mean that a given participant must receive a single report covering all participating funds, including funds in which such participant is not invested. We believe that the concerns giving rise to the Audited Report Representation are adequately addressed where each Participant receives an annual report audited by a certified public accountant with respect to all participating funds in which such Participant has invested during the relevant year. We believe this approach has the benefit of protecting the Participants' privacy without reducing the volume or quality of relevant information received by the Participants.

With respect to representation (1) above, we believe that the Participants' pledges of their interests in the Program Funds to third-party lenders will not change the charitable nature of the Program Funds. We believe that the intent of Section 3(c)(10) of the Company Act was to exclude charitable organizations from regulation under the Company Act because such organizations lack a profit motive, thus reducing certain concerns that the Company Act was designed to address. This intent is maintained under our proposal because the proceeds of any loan collateralized by a Participant's interest in the Program Funds would be used solely for charitable purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code.

We also believe that the representations required in previous no action letters evidenced the Staff's concern that common investment pools maintain their charitable and religious nature by precluding any participation in such pools by, or the assignment of interests in the pools to, non-charitable, non-religious participants. We believe that the prohibition against assigning, encumbering, or otherwise transferring any part of a charitable organization's interest in a common investment pool was generally appropriate as a means to ensure that interests in those pools would not be distributed to non-charitable investors. We believe, however, that the limitations on the ability of a Participants in the Program to pledge its interest in the Program Funds, described above, will prevent any third-party lender from becoming an "investor" in the Program Funds, and will serve as an appropriate substitute for the prohibition against assignment, encumbrance or other transfers of interest in the Program Funds to non-charitable, non-religious participants.

We believe that the multi-tier structure created by the Sponsored Ministry Vehicles is consistent with the letter and spirit of Section 3(c)(10) of the Company Act. Each of the Program Funds and the Sponsored Ministry Vehicles will be (1) organized and operated exclusively for religious and charitable purposes, and no part of their net earnings will inure to the benefit of any private individual; and (2) maintained (i.e. administered) by the Program Manager, an organization described in Section 501(c)(3) of the Internal Revenue Code, solely for the collective investment and reinvestment of the assets of the general endowment funds and other funds of charitable organizations described in Section

2/ The purpose of this limitation is to avoid the unnecessary disclosure of the amounts under management in the Program. While it is possible that a given Participant will invest in all Program Funds, each Participant will have the option to invest in a distinct combination of Program Funds. It is therefore likely that a given Participant will invest in a Program Fund in which other Participants are not invested, and vice versa.

501(c)(3). The assets deposited in the Sponsored Ministry Vehicles, which would be invested in certain of the Program Funds, would remain assets of the general endowment and other funds of the respective Sponsored Ministries.

Advisers Act

In our opinion, the Program Manager and its directors, officers, employees, and volunteers acting within the scope of their employment or duties, would not be required to register as an investment adviser under the Advisers Act. Section 203(b)(4) of the Advisers Act provides that the registration requirements of the Act are not applicable to "any investment adviser that is a charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, or is a trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization whose advice, analyses, or reports are provided only to one or more of the following: (A) any such charitable organization; or (B) a fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940."

On previous occasions, the Staff has agreed not to recommend enforcement action to the Commission under the Advisers Act under similar circumstances based upon representations that: (1) the organization is a charitable organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code; and (2) the organization will provide investment advice only to participants who are charitable organizations exempt from taxation under Section 501(c)(3) of the Internal Revenue Code. See, e.g., American Bible Society, supra; Daughters of Charity National Health System, Inc., supra. As stated above, the facts and circumstances with regard to the Program Manager and its officers, directors, employees and volunteers acting within the scope of their employment or duties are substantially similar to those described in the Staff's previous guidance with respect to this issue.

Exchange Act

In our opinion, the Program Manager and its directors, officers, employees, and volunteers acting within the scope of their employment or duties, would not be required to register as brokers or dealers, and the Program Manager would not be required to register as a transfer agent under the Exchange Act. Section 3(e) of the Exchange Act provides that a "charitable organization, as defined in Section 3(c)(10)(D) of the Investment Company Act of 1940, or any trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization" shall not be deemed to be a broker or dealer for purposes of the Act "solely because such organization or person buys, holds, sells, or trades in securities for its own account in its capacity as trustee or administrator of, or otherwise on behalf of or for the account of (A) such a charitable organization; [or] (B) a fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940," provided that each person who solicits donations on behalf of such charitable organization from any donor to such a fund "is either a volunteer or is engaged in the overall fund raising activities of a charitable organization and receives no commission or other special compensation based on the number or the value of donations collected for the fund." Neither the Program Manager nor its directors, officers, employees or volunteers will solicit donations to any fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Company Act. As a result, we believe that the Program Manager and its directors, officers, employees, and volunteers acting within the scope of their employment or duties would qualify for exemption provided in Section 3(e) of the Exchange Act.

With respect to transfer agent registration, regardless of whether the Program Manager may be a transfer agent within the meaning of Section 3(a)(25) of the Exchange Act, we do not believe that it would be required to register as a transfer agent. Section 17A(c)(1) of the Act requires the registration of a transfer agent if, but only if, it performs the function of a transfer agent for a "security registered under section 12 of this title…." Section 12(g)(2)(D) of the Act provides an exemption from registration for "any security of an issuer organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes and not for pecuniary profit, and no part of the net earnings of which inures to the benefit of any private shareholder or individual; or any security of a fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940." Accordingly, for the above reasons, the Program Manager would not be required to register as a transfer agent.

Securities Act

In our opinion, offers and sales of participation interests in the Program Funds and the Sponsored Ministry Vehicles would not be required to be registered under the Securities Act. Section 3(a)(4) of the Securities Act exempts from the registration requirements of the Act "any security issued by a person organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes and not for pecuniary profit, and no part of the net earnings of which inures to the benefit of any person, private stockholder, or individual; or any security of a fund that is excluded from the definition of an investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940."

On previous occasions, the Staff of the Division of Corporation Finance has agreed not to recommend enforcement action to the Commission under the Securities Act under similar circumstances based upon representations that: (1) the organization and each of the participants will at all times be organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code; (2) any monies invested by a participant in the pooled funds must represent monies over which the participant has immediate, unrestricted and exclusive use, benefit and enjoyment; (3) monies that are attributable to a retirement plan providing for employee contributions or variable benefits may not be invested in a pooled fund; (4) all financial benefits (i.e., income and right of a participant to redeem all or any portion of its interest in a fund, net of fees and expenses) will be distributed exclusively to the participants and will be used for such participant's tax exempt purposes; (5) certified public accountants annually will prepare a written report on each fund's financial condition and performance, which will include audited annual financial statements and will be sent to the participants. See American Heart Association, supra. As stated above, the Program would be operated in accordance with these conditions, except that Participants will only receive reports prepared by certified public accountants with respect to Program Funds in which their assets have been invested at any time during the year.